October 29, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Transcend Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008, filed March 11, 2009
Form 10-Qs for the Quarters Ended March 31 and June 30, 2009, filed May 11 and
    August 3, 2009, respectively
Definitive Proxy Statement on Schedule 14A, filed April 6, 2009
Form 8-K filed July 29, 2009
Written Response, filed September 24, 2009, file no. 000-18217
SEC Comment Letter dated August 27, 2009

Dear Mr. Owings:

This letter is in response to the letter (the “Additional Comments Letter”) dated October 6, 2009 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Transcend Services, Inc. (“Transcend” or the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2008, Form 10-Qs for the Quarters Ended March 31 and June 30, 2009, Definitive Proxy Statement on Schedule 14A filed April 6, 2009, Form 8-K filed July 29, 2009, our written response filed September 24, 2009 (file no. 000-18217) and your Comment Letter dated August 27, 2009.

We have set forth below the text of the comments contained in the Additional Comments Letter followed by our responses.

In connection with responding to these additional comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 29

1.	We considered your response to comment three in our letter dated August 27, 2009. As previously requested, please amend your filing to provide an audit report on Schedule II information for each of the years ended December 31, 2007 and 2006. The report on Schedule II information may be added to the audit report on the basic financial statements or may be provided separately in Item 15(c). Refer to Item 5-04(c) of Regulation S-X and Auditing Standards Codification AU Section 551.

Response: We will amend our Form 10-K as requested.

Definitive Proxy Statement on Schedule 14A

Employment Agreements and Severance Agreements, page 17

2.	We note your response to prior comment 15 in our letter dated August 27, 2009. We also note that you have proposed to revise your disclosure to indicate the number of options that would be exercisable if a change of control occurred on December 31, 2008. Please include a column that discloses the cash value of these options for each listed executive officer as of December 31, 2008.

Response: We will add a column that discloses the cash value of the options based on the closing market price as of the end of the period - see below for an example of the disclosure that would have been included in the proxy statement you have commented upon:

If a change of control had occurred on December 31, 2008, and the Compensation Committee had exercised its right to elect to accelerate the vesting and/or exercisability of all previously unvested options held by named officers, the table below shows the number of options that would become exercisable for each named officer.

Officer	Unexercisable Options at 12/31/08	Option Exercise Price	Option Value at 12/31/08*
Larry G. Gerdes	25,000	$3.40	$164,750
Larry G. Gerdes	20,000	$9.98	$200
Lance Cornell	25,000	$3.40	$164,750
Lance Cornell	20,000	$9.98	$200
Lance Cornell	15,000	$11.75	$0
Lance Cornell	15,000	$11.06	$0
Sue McGrogan	1,250	$2.00	$9,988
Sue McGrogan	15,000	$3.40	$98,850
Sue McGrogan	20,000	$9.98	$200
Sue McGrogan	30,000	$11.75	$0
Sue McGrogan	15,000	$11.06	$0
Leo Cooper	40,000	$10.32	$0
Leo Cooper	10,000	$11.75	$0
Leo Cooper	15,000	$11.06	$0

* Based on a closing market price of $9.99 on December 31, 2008

In addition, upon a change of control resulting in termination, Mr. Cornell would be due a severance payment of $100,000 based on his approved 2009 annual salary of $200,000.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

3.	We note your response to prior comment 19 in our letter dated August 27, 2009. Please file an amendment to the Form 10-Q that includes new corrected certifications.

Response: We will amend our Form 10-Q as requested.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements, page 7

Note 3. Acquisitions, page 8

4.	We reviewed your response to comment 20 in our letter dated August 27, 2009. The significance tests in Rule 3-05 of Regulation S-X are used to determine the periods for which financial statements of acquired businesses are required to be filed. The rule does not provide guidance with respect to materiality regarding disclosures required by SFAS 141(R). Given the significance of the acquisitions, we believe you should provide the disclosures required by SFAS 141(R) for each individual acquisition or collectively for individually immaterial acquisitions. Please tell us why you believe the acquisitions are not individually and collectively material to your financial position. Also tell us why you believe your disclosure meets the objective in paragraph 67 of SFAS 141(R).

Response: We concur that Rule 3-05 does not provide materiality guidance with respect to SFAS 141(R) - it is simply one reference point in our overall consideration of materiality.

We have considered the Commission’s belief that the additional disclosures should be provided and will expand our disclosures in our Form 10-Q for the third quarter to incorporate all disclosures required by SFAS 141(R) including those referenced in your original comment letter.

Please note that certain of the figures in the disclosures below are subject to further review and verification as part of our normal third quarter reporting cycle.

We also note that we completed a larger acquisition (Medical Dictation Services Inc.) on August 31, 2009 which we consider to be material. We will disclose this acquisition in accordance with GAAP in the Company’s Form 10-Q for the quarter ended September 30, 2009.

The expanded disclosures for the DeVenture and TRS acquisitions will be substantially as follows. In addition, we will disclose unaudited pro forma revenue and net income for the three and nine month periods ended September 30, 2009 and 2008, including all three 2009 acquisitions as if the acquisitions had been completed at the beginning of each year presented.

ACQUISITIONS

DeVenture. On January 1, 2009, the Company completed the acquisition of DeVenture Global Partners, Inc. (“DeVenture”) in accordance with the Asset Purchase Agreement entered into on December 26, 2008. Transcend purchased substantially all of the assets and assumed certain liabilities of DeVenture to expand the Company’s market share, capitalize on the potential for the acquired business to grow and leverage Transcend’s fixed overhead costs across a larger revenue base. DeVenture’s debt was not assumed. The fixed purchase price was $4,250,000. Under the terms of the asset purchase agreement, Transcend paid $3,450,000 in cash at closing. The Company established a $400,000 escrow, which was payable to seller upon seller’s delivery of reviewed financial statements and final working capital as of December 31, 2008. In April 2009, this escrow, plus a $64,223 working capital adjustment, was paid to the seller. A second escrow in the amount of $400,000 was established at closing, payable one year after the closing date pending satisfaction of the seller’s representations and warranties. In addition, Transcend paid an earn-out of $60,413 in July 2009 which was equal to twenty percent of the amount that DeVenture’s annualized revenue for the six-month period after closing exceeded its revenue for the ninety day period prior to closing. Including the earn-out, the total purchase price will be $4,374,636 if the second escrow is fully paid. The purchase price was funded using cash on hand.

The following is a detailed list of the fair value of identifiable assets acquired and liabilities assumed in the DeVenture acquisition:

Accounts Receivable	$554,000
Fixed Assets	517,000
Other Assets	5,000
Total Identifiable Assets	$576,000
Accounts Payable	26,000
Benefits Payable	121,000
Other Liabilities	167,000
Total Identifiable Liabilities	$314,000
Net Identifiable Assets	$262,000

The fair value of accounts receivable acquired approximated gross contractual amounts receivable.

There were no assets or liabilities arising from contingencies that were acquired in the transaction.

Goodwill of $3.2 million was recorded for the DeVenture acquisition. This consists primarily of the synergies and economies of scale expected from combining the operations of Transcend and DeVenture and the value of the DeVenture assembled workforce.

Transcend allocated the purchase price between goodwill, customer relationships, covenants not to compete and net identifiable assets. All goodwill and intangible assets related to the acquisition of the DeVenture assets are expected to be amortizable and deductible for income tax purposes. The purchase price was allocated as follows:

Net Identifiable assets	$262,000
Customer list	862,000
Covenant not to compete	50,000
Goodwill	3,201,000
Total Purchase price	$4,375,000

The intangible assets, except for goodwill, are amortized over their useful lives. The customer list is being amortized over ten years and the covenant not to compete over five years.

DeVenture revenue and net income of $1,452,000 and $279,000, respectively, are included in the Company’s Consolidated Statements of Operations for the three months ended September 30, 2009. DeVenture revenue and net income of $3,923,000 and $443,000, respectively, are included in the Company’s Consolidated Statements of Operations for the nine months ended September 30, 2009. DeVenture net income for the nine months ended September 30, 2009 includes acquisition transaction costs of $15,000.

TRS. On April 1, 2009, the Company completed the acquisition of the domestic medical transcription business of Transcription Relief Services, Inc. (“TRS”) in accordance with the Asset Purchase Agreement entered into on March 26, 2009. Transcend purchased the TRS assets and assumed certain liabilities of TRS to expand the Company’s market share, capitalize on the potential for the acquired business to grow and leverage Transcend’s fixed overhead costs across a larger revenue base. TRS’s debt was not assumed. The fixed purchase price was $4,500,000. Transcend paid $4,000,000 in cash at closing. In May 2009, Transcend paid an additional $500,000 upon the seller’s delivery of reviewed financial statements and final working capital as of March 31, 2009. A contingent payment, due in 2010, is based on fourth quarter 2009 revenue and sold backlog at December 31, 2009, subject to an overall cap of $3,000,000. Based on the projections at September 30, 2009, the Company has estimated the contingent payment to be approximately $465,000, increasing the estimated total purchase price to $4,965,000. The purchase price was funded using cash on hand.

The following is a detailed list of the fair value of identifiable assets acquired and liabilities assumed in the TRS acquisition:

Accounts Receivable	$760,000
Fixed Assets	58,000
Other Assets	9,000
Total Identifiable Assets	$827,000
Accounts Payable	23,000
Benefits Payable	89,000
Other Liabilities	$16,000
Total Identifiable Liabilities	$128,000
Net Identifiable Assets	$699,000

The fair value of accounts receivable acquired approximated gross contractual amounts receivable.

There were no assets or liabilities arising from contingencies that were acquired in the transaction.

Goodwill of $2.9 million was recorded for the TRS acquisition. This consists primarily of the synergies and economies of scale expected from combining the operations of Transcend and TRS and the value of the TRS assembled workforce. Transcend allocated the purchase price between goodwill, customer relationships, covenants not to compete and net identifiable assets. All goodwill and intangible assets related to the acquisition of the TRS assets are expected to be amortizable and deductible for income tax purposes. The Company anticipates finalizing the purchase price allocation by the end of 2009 and does not expect any changes to the purchase price allocation to materially increase or decrease amortization expenses, but they may have a material effect on the amount of recorded goodwill and other intangible assets. The purchase price (including the estimated contingent payment) was allocated as follows:

Net Identifiable assets	$699,000
Customer list	1,345,000
Covenant not to compete	47,000
Goodwill	2,874,000
Total Purchase price	$4,965,000

Intangible assets, except for goodwill, are amortized over their useful lives. The customer list is being amortized over ten years and the covenant not to compete over five years.

TRS revenue and net income of $1,564,000 and $117,000, respectively, are included in the Company’s Consolidated Statements of Operations for the three months ended September 30, 2009. TRS revenue and net income of $3,455,000 and $220,000, respectively, are included in the Company’s Consolidated Statements of Operations for the nine months ended September 30, 2009. TRS net income for the nine months ended September 30, 2009 includes acquisition transaction costs of $160,000.

Exhibits 31.1 and 31.2

5.	We note your response to prior comment 22 in our letter dated August 27, 2009. Please file an amendment to the Form 10-Q that includes new corrected certifications.

Response: We will amend our Form 10-Q as requested.

Form 8-K Filed July 29, 2009

6.	We reviewed your response to comments 23 and 24 in our letter dated August 27, 2009 and the proposed revision to your disclosure regarding use of EBITDA in future press releases furnished on Form 8-K. You state that you believe EBITDA is useful to investors because it is a widely used benchmark and provides insight into your ability to generate cash flow from operations. Since EBITDA excludes items that are integral to your operating performance, please provide a more thorough discussion of why EBITDA is relevant as a measure of your ability to generate operating cash flow. In addition, since you use EBITDA as a measure of your ability to generate cash flow, it appears that you should also provide a reconciliation of EBITDA to cash flows from operating activities. Please advise.

Response: Upon further review, we have amended our suggested disclosure to eliminate the reference that EBITDA provides investors “some insight into the company’s ability to generate cash flow from operations” because the statement forces us to draw a conclusion about how investors use EBITDA. Therefore, we will simply state that EBITDA is a widely used comparative benchmark. Our proposed revised disclosure follows:

“EBITDA, which is earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure of financial performance which management believes is useful to investors because it is a widely used comparative benchmark. We use EBITDA as a comparative benchmark when evaluating potential acquisitions but do not use it to manage operating performance internally. Because it is a non-GAAP measure, we remind users of the financial statements that EBITDA excludes items that are integral to operating performance. EBITDA of XX for the XX period was calculated by taking net income of XX for the period and adding back income tax expense of XX, other expense, net of XX and depreciation and amortization expense of XX.”

Please do not hesitate to contact the undersigned at (678) 808-0614 or lance.cornell@trcr.com with any questions or comments. Also, please provide our counsel, John F. Sandy Smith, with a copy of any future correspondence. He can be reached by telephone at (404) 962-7574. His facsimile number is (404) 879-2974.

Very truly yours,

/s/ Lance Cornell
Lance Cornell Chief Financial Officer